FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30743

                           Winning Brands Corporation
                          (f/k/a Global E. Tutor, Inc.)

             (Exact name of registrant as specified in its charter)
         11 Victoria Street, Suite 220A, Barrie, Ontario, Canada L4N 6T3

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 Common Shares
            (Title of each class of securities covered by this Form)
                                     NONE.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i) |X|              Rule 12h-3(b)(1)(i) |X|
           Rule 12g-4(a)(l)(ii)|_|              Rule 12h-3(b)(1)(ii)|_|
           Rule 12g-4(a)(2)(i) |_|              Rule 12h-3(b)(2)(i) |_|
           Rule 12g-4(a)(2)(ii)|_|              Rule 12h-3(b)(2)(ii)|_|

                                 Rule 15d-6 |_|
    Approximate number of holders of record as of the certification or notice date: 267

Pursuant to the requirements of the Securities Exchange Act of 1934 Apple Suites, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  July 20, 2007         By:  /s/
      ------------------            ------------------------------------
                                    Eric Lehner
                                    Chairman, Chief Executive Officer